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                                 The Palladian Trust
                           4225 Executive Square, Suite 270
                             La Jolla, California  92037
                                    (619) 677-5917

                                  December 12, 1997


VIA ELECTRONIC FILING




Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

    Re:  The Palladian Trust, Reg. Nos. 033-73882 & 811-08278,
         Post-Effective Amendment Filed October 31, 1997,
         Accession No. 0001047469.

Ladies and Gentlemen:

    Pursuant to Rule 477 under the Securities Act of 1933 (the "1933 Act"), registrant The Palladian Trust ("Registrant") hereby applies to withdraw its Post-Effective Amendment No. 5 to its registration under the 1933 Act (Amendment No. 8 to its registration under the Investment Company Act of 1940 (the "1940 Act")) filed October 31, 1997, Accession No. 0001047469 (the "Amendment"). As grounds therefore, Registrant states as follows:

    1. Registrant has decided to supplement the existing prospectus and statement of additional information and file those supplements pursuant to Rule 497 under the 1933 Act, rather than issue a new prospectus and statement of additional information.

    2. Rule 477(a) permits a Registrant to withdraw an amendment to a registration statement upon application "if the Commission, finding such withdrawal consistent with the public interest and the protection of investors, consents thereto."

    3. Registrant submits that granting this application is consistent with the public interest and the protection of investors because Registrant has determined not to use a new prospectus and statement of additional information as reflected in the Amendment, but instead to update the existing prospectus and statement of additional information with supplements.

    For the foregoing reasons, Registrant requests that the Commission grant its application to withdraw the Amendment.

    Pursuant to the requirements of the 1933 Act and the 1940 Act, Registrant has duly caused this Application for Withdrawal pursuant to Rule 477 under the 1933 Act to be signed on its behalf by the undersigned, thereunto duly authorized, in the City

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Securities and Exchange Commission
December 12, 1997
Page 2


 of La Jolla, and State of California on the 8th day of December, 1997.


                             THE PALLADIAN TRUST


                             By:  /s/ H. Michael Schwartz
                                  --------------------------
                                  H. Michael Schwartz
                                  Trustee, President
                                  Secretary and Treasurer

    Pursuant to the requirements of the 1933 Act, this Application has been signed below by the following persons in the capacities indicated and on the 8th day of December, 1997.

SIGNATURE AND TITLE

/s/ Matthew J. Stacom        By:  /s/ H. Michael Schwartz
------------------------          --------------------------
Matthew J. Stacom                 H. Michael Schwartz
Chairman and Vice President       (Attorney-in-Fact)

/s/ H. Michael Schwartz
-------------------------
H. Michael Schwartz
Trustee, President,
Secretary and Treasurer

/s/ Tom N. Dallape           By:  /s/ H. Michael Schwartz
------------------------          --------------------------
Tom N. Dallape                     H. Michael Schwartz
Trustee                           (Attorney-in-Fact)

/s/ John Tirelli             By:  /s/ H. Michael Schwartz
------------------------          --------------------------
John Tirelli                      H. Michael Schwartz
Trustee                           (Attorney-in-Fact)